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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/          Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /          No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Scrip Circular Documents, Forms of Election and Mandate Advices sent to all Shareholders on 18 September 2003.

THIS DOCUMENT IS IMPORTANT AND
REQUIRES YOUR IMMEDIATE
ATTENTION

Interim dividend for the six months ended 30 June 2003
Offer of Extra Shares instead of Cash

WHAT YOU SHOULD DO:

        1.     If you are in any doubt as to what action you should take, you should immediately consult your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 without delay.

        2.     If you have recently sold or transferred some or all of your shares in Prudential plc and these shares are included in Box 1 of the enclosed Form of Election or Mandate Advice and Form for Cancellation, please forward this document together with the enclosed Form of Election or Mandate Advice and Form for Cancellation to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

        3.     If you have previously given a mandate to receive future dividends in the form of Extra Shares, you need take no action on this document unless you wish to revoke that mandate.

        4.     If you have previously given a mandate but wish to revoke it, the procedure is set out on page 5.

        5.     If you have not given a mandate and you wish to receive all your dividend in cash, you should take no action on this document or the accompanying Form of Election. If, however, you wish to receive all or part of your dividend in Extra Shares, you should complete and return the enclosed Form of Election.

TIMETABLE OF EVENTS

29 July 2003	—	Announcement of interim dividend for 2003
20 August 2003	—	Shares quoted ex-dividend
22 August 2003	—	Record date for interim dividend
18 September 2003	—	Posting of Forms of Election
10 October 2003	—	Final date for receipt of Forms of Election (3.00pm)
13 October 2003	—	Commencement of the five business days for calculation of the price used as a basis for calculating the allocation of shares (reference price)
20 October 2003	—	Reference price known
30 October 2003	—	Posting of share certificates or other evidence of ownership
31 October 2003	—	First day of dealing in the Extra Shares
31 October 2003	—	CREST member accounts credited
31 October 2003	—	Payment of interim dividend for 2003

ACTION TO BE TAKEN

If you do not already have a scrip dividend mandate in place
To continue to receive the interim dividend in cash	—	No action needed
To receive the scrip dividend alternative for this dividend	—	Sign, date and return the Form of Election to the Registrar to be received by 3.00pm on 10 October 2003 (see notes in Appendix 1, pages 3 and 4)
To give a scrip dividend mandate to receive all future dividends in the form of Extra Shares	—	Place an "X" in Box 3 of the Form of Election, sign, date and return it to the Registrar by 3.00pm on 10 October 2003 (see notes in Appendix 2, page 5)
If you already have a scrip dividend mandate in place
To receive the scrip dividend alternative for this dividend	—	No action needed
To cancel a scrip dividend mandate	—	Sign, date and return the Mandate Advice and Form for Cancellation to the Registrar to be received by 3.00pm on 10 October 2003 (see notes in Appendix 2, page 5)
Whether or not you already have a scrip dividend mandate in place
To receive part of the interim dividend in cash and part in Extra Shares	—	Complete Box 2 on the Form of Election, sign, date and return it to the Registrar by 3.00pm on 10 October 2003 (see notes in Appendices 1 and 2, pages 3 to 5)

[LETTERHEAD]

18 September 2003

Dear Shareholder

Interim dividend for the six months ended 30 June 2003
Offer of Extra Shares instead of cash to be paid on 31 October 2003

        I am pleased to advise you that your Directors have again decided to offer shareholders an opportunity to receive new fully paid Prudential plc shares ("Extra Shares") instead of cash in respect of the 2003 interim dividend of 5.3p per ordinary share as declared by the Directors on 29 July 2003 and due to be paid on 31 October 2003.

        The scrip dividend alternative enables you to increase your shareholding in Prudential plc in a simple manner without incurring any dealing costs or stamp duty. The scrip dividend alternative also enables the Company to benefit from the retention of the cash.

        The number of Extra Shares to which you are entitled will be calculated by dividing the total cash dividend due on your holding of shares as at the record date by the reference price for each Extra Share. The reference price will be calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days commencing on 13 October 2003.

        Under this process, shareholders first decide whether they want to receive Extra Shares, instead of some or all of their cash dividend entitlement, in advance of the date on which the reference price is known so that the value of the Extra Shares actually received more closely reflects the cash dividend equivalent.

        We use this method, rather than notifying shareholders of the exact number of Extra Shares they would receive in lieu of their cash dividend entitlement, since otherwise, by the time shareholders receive their Extra Shares, the value of those Extra Shares may vary significantly from the value of the cash dividend they would have received if no scrip dividend offer had been made.

        A more detailed explanation of the offer is set out in Appendix 1 on pages 3 and 4 of this letter. Appendix 2 on page 5 sets out details of the mandate arrangements should you wish to receive Extra Shares instead of cash automatically in respect of all future dividends whenever this alternative is available.

        Please also note that your decision may depend on your personal tax circumstances and a guide is given in Appendix 3 on pages 6 and 7.

Yours sincerely

Prudential plc,
Laurence Pountney Hill, London, EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

Appendix 1	Terms and Conditions of the Offer

1      Terms of the election

        Subject to the conditions below you may, by completing the enclosed Form of Election, elect to receive Extra Shares instead of your entitlement to the 2003 interim dividend of 5.3p per share in cash (the "cash dividend"). All elections will be subject to the conditions specified in the enclosed Form of Election and are non transferable.

        No fraction of an Extra Share will be allotted. The dividend entitlement in respect of any holding of shares for which an election is not made or in respect of a fraction of an Extra Share where no scrip dividend mandate is completed will be paid in cash. If you complete a scrip dividend mandate, the balance of the cash dividend for which a fraction of an Extra Share cannot be allotted will be carried forward in a non-interest bearing account, and will be used towards the allotment of further shares in the event that following future elections sufficient funds are available in the account. If your entire holding is sold or transferred and the transfer is registered before the record date for the next dividend, then the scrip dividend mandate will be cancelled and the balance carried forward will be paid to you in due course.

        You may elect in respect of the whole or part of your shareholding.

        Application will be made to the London Stock Exchange plc and the UK Listing Authority to grant admission of the Extra Shares to the Official List. Share certificates or other evidence of ownership will be posted to shareholders on 30 October 2003. Dealings in the Extra Shares are expected to begin on 31 October 2003. If the Extra Shares are not admitted to the Official List no such shares will be issued and shareholders will receive the cash dividend instead at the earliest possible date. The Extra Shares will on issue be credited as fully paid and will rank equally in all respects with the existing issued shares of the Company except for participation in the 2003 interim dividend. In the case of shareholders who held their existing shares in uncertificated form through CRESTCo on 22 August 2003 and whose Extra Shares may be held in uncertificated form, their CREST account will be credited electronically on 31 October 2003 unless the Company is unable to do so under the provisions of the Uncertificated Securities Regulations 2001 or the facilities and requirements of CREST, in which case such shares will be issued in certificated form and share certificates will be posted.

2      Basis of entitlement

        The number of Extra Shares to which you will be entitled will be calculated by dividing the total cash dividend due on your holding of shares as at the record date by the reference price for each Extra Share. The reference price will be calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days commencing on 13 October 2003.

3      Eligibility

        If you are resident outside of the UK you may treat this letter as an invitation to receive Extra Shares unless such an invitation could not lawfully be made to you without compliance with any registration or other legal requirements. It is the responsibility of any person resident outside the UK wishing to elect to receive Extra Shares to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing any other formalities in such territories. Residents of the State of California electing to receive Extra Shares in lieu of a cash dividend will be deemed to have confirmed that they are institutional investors eligible to elect to receive such shares under California securities law and are asked to confirm the same by signing and returning the enclosed letter.

        Individuals electing to take ordinary shares from the scrip dividend will not be charged UK stamp duty on the shares. An individual cannot elect to receive any American Depositary Receipts ("ADRs") generated from a scrip dividend as part of this Invitation. Holders of ADRs electing to receive additional shares in ADR form from the scrip dividend would be charged 1.5% UK Stamp Duty Reserve Tax at the time the ADRs are issued.

        Holders of ADRs have the opportunity to reinvest their dividend through JP Morgan's "Global Invest Direct" ("GID programme") which is a direct purchase plan to invest in ADRs of non-US companies. This plan is separate from the offer of the scrip dividend. In the GID programme, stamp duty of 1.5% is included in the price of ADRs, which are purchased on the New York Stock Exchange. Further information regarding the GID programme may be obtained by calling the helpline number 1 800 428 4237 or by referring to the website www.adr.com

4      How to make the election

(a)
If you want to receive your maximum entitlement to Extra Shares, simply sign and date the accompanying Form of Election and return it to Lloyds TSB Registrars by 3.00pm on 10 October 2003. If the Form of Election is not received by this time you will be paid the cash dividend in the normal way. No acknowledgement of the receipt of Forms of Election will be given.

(b)
If you want to continue to receive the cash dividend you need take no action and your dividend will be paid in the normal way on 31 October 2003.

(c)
If you want to receive your total dividend as a combination of cash and Extra Shares, enter the number of your shares for which you elect to receive Extra Shares instead of cash in Box (2) on the accompanying Form of Election, sign and date the Form and return it as in (a) above. The balance of the dividend due to you in cash will be paid in the normal way.

        If for any reason your holding is recorded in the register of members in more than one account, you will have received more than one Form of Election. You should use a separate Form of Election for each account.

5      Sale or purchase of shares

        If you sold any of your shares on or after 20 August 2003 (when the shares were quoted ex-dividend) these should still be included in the holding shown in Box (1) on the Form of Election. If they are not, you should consult without delay the agent through whom the sale was made who will advise you how you should deal with the Form of Election.

        If you bought shares before 20 August 2003 which are not included in the number shown in Box (1) on the Form of Election and you want to receive Extra Shares instead of the cash dividend, you must (in accordance with the rules of the UK Listing Authority) inform the agent through whom the purchase was made without delay so that the seller is able to give the required election.

6      Future offers

        This offer only relates to the interim dividend for the six months ended 30 June 2003. If you have completed Box 2 on the Form of Election then that election will only apply to the interim dividend for the six months ended 30 June 2003. If the Directors decide to offer Extra Shares instead of any cash dividend in the future you will be informed separately and further Forms of Election will be sent to you. If however you want to receive all future dividends in the form of Extra Shares (whenever the Directors decide to offer the alternative) you should insert an "X" in Box (3) on the Form of Election and return the Form, signed and dated, to Lloyds TSB

        Registrars by 3.00pm on 10 October 2003 (please see Appendix 2 on page 5).

7      General

(a)
If all eligible shareholders elected to take Extra Shares instead of cash in respect of this dividend then based on the closing price of the Company's shares on 22 August 2003, being the latest practicable date for disclosure prior to publication of this circular, of 442p, 24 million shares would be issued, which would increase the issued share capital of the Company by 1.19%. If no shareholders elected to take Extra Shares then the cash dividend payable would be £106.37 million. The tax credit would be £11.81 million.

(b)
Further copies of this document and the Form of Election may be obtained from:

    Lloyds TSB Registrars,
    The Causeway,
    Worthing,
    West Sussex BN99 6DA
    (telephone 0870 241 3018)

  until 10 October 2003.

  Any enquiries should be addressed to Lloyds TSB Registrars.

Appendix 2	Mandate

        Shareholders who want to receive Extra Shares instead of cash automatically in respect of all future dividends (except when the Directors decide not to offer the alternative) should complete Box (3) on the Form of Election enclosed with this letter. The procedure is set out below.

        A mandate will remain in force unless and until revoked by the shareholder or, in certain circumstances, by the Company (see below).

1      Completing a mandate

        You must give a mandate on the Form of Election enclosed with this letter. You should insert an "X" in Box (3) on the Form and return it, signed and dated, to Lloyds TSB Registrars by 3.00pm on 10 October 2003.

        If a mandate is already in place, a Mandate Advice and Form for Cancellation will be enclosed with this letter.

2      Basis of entitlement

        The basis of entitlement as set out in the Articles of Association of the Company will be calculated as the average of the middle market quotations of the Company's shares as derived from the Daily Official List of the London Stock Exchange plc over at least three consecutive business days commencing no earlier than the day on which the shares are quoted ex-dividend.

        In addition, the Directors will not be required to determine the allotment price prior to notifying shareholders of the right of election. The basis of entitlement for the offer of Extra Shares in respect of the interim dividend for the six months ended 30 June 2003 is set out in Section 2 in Appendix 1.

3      Mandates accepted for full shareholdings only

        A mandate will be accepted only for the full number of shares in any account. If you acquire further shares or dispose of shares in the same account, the mandate will continue to apply (until revoked or terminated) in respect of your new shareholding. Adjustment to the number of shares subject to the mandate will take place on 31 October 2003.

4      Revocation of a mandate

        Revocation of a mandate must be given in writing to Lloyds TSB Registrars and may be made at any time. However, the revocation will not apply to a particular dividend if it is received after the final date for receipt of Forms of Election for that dividend. Whenever Extra Shares instead of a cash dividend are offered generally to shareholders, a copy of the circular will also be sent for information to those who have a mandate in operation.

        A mandate will be revoked if a shareholder sells or otherwise transfers all the shares in the account to another person, but only with effect from registration of the relevant transfer in the share register. A mandate will terminate immediately on notice of death of the shareholder. Subject to the above, once revocation has been received it will apply to all future dividends.

        If you wish to cancel your mandate for this dividend and for future dividends, you should sign and date the enclosed Mandate Advice and Form for Cancellation and return it to Lloyds TSB Registrars by 3.00pm on 10 October 2003. If the Mandate Advice and Form for Cancellation is not received by this time, the mandate will remain in operation for this dividend and take effect for future dividends. No acknowledgement of the receipt of a Mandate Advice and Form for Cancellation will be given.

5      Modification or termination of the arrangement

        The mandate arrangement may be modified or terminated at any time by the Company. In the event of any modification, current mandates (unless otherwise specified by the Company) will remain valid under the modified arrangement unless the Company receives a revocation in writing.

6      Directors' discretion

        The operation of the mandate arrangement is always subject to the Directors' decision to offer Extra Shares instead of cash dividends. If the Directors decide not to offer the alternative in respect of any particular dividend, a cash dividend will be paid in the normal way.

Appendix 3	Taxation

        The precise taxation consequences for a shareholder making an election to receive Extra Shares instead of the cash dividend will depend on the shareholder's personal circumstances. Your Directors have been advised that, under current UK tax legislation, the general taxation position is as summarised below. The summary is not exhaustive and in particular does not consider the position of any shareholder not resident in the UK.

        If you are in any doubt as to how your taxation position will be affected by making the election, you should consult your professional adviser before taking any action.

Individuals

        Where you elect to take new shares instead of the cash dividend, you will be treated as having received a gross amount per new share which, when reduced by income tax at the rate of 10 per cent is equal to the cash equivalent (as defined below). You will also be treated as having paid tax at the rate of 10 per cent on the dividend. Thus, if you elect to receive new shares the cash equivalent of which is £90, you will be treated for income tax purposes as receiving gross income of £100 and as having paid tax of £10 on that grossed up amount. This will be the case for non higher rate taxpayers whether such dividends are received in cash or as new shares.

        An individual who, after taking account of his receipt of new shares and any cash dividend, does not pay higher rate income tax will have no further liability to tax on the receipt of the new shares.

        Individuals who do not pay income tax or whose total liability to income tax does not exceed the tax of 10 per cent treated as paid on the dividend are not entitled to claim repayment of any tax in respect of the dividend whether it is received in cash or new shares.

        If you are liable to income tax at the higher rate, after taking account of your receipt of new shares and any cash dividend, you will only be subject to income tax at the rate of 32.5 per cent on dividends that you receive. You will be treated as having paid tax at the rate of 10 per cent on the dividend and so will be liable to pay additional tax equivalent to 22.5 per cent. For example, if you elect to receive new shares the cash equivalent of which is £90, you will be treated as having received gross income of £100 which will be taxable at 32.5 per cent leaving an additional tax liability of £22.50 after taking account of the £10 that you are treated as having paid. This will be the case whether the dividend is received in cash or new shares or a combination of the two.

        For capital gains tax purposes, if an individual shareholder elects to receive new shares instead of the cash dividend, he is not treated as having made a disposal of his existing shares. The new shares will be treated as a separate asset for capital gains tax purposes acquired for an amount equal to the cash equivalent. For the purposes of taper relief the new shares will be deemed to be acquired when they are issued.

Trustees

        Trustees who are liable to income tax at the rate applicable to trusts of 34 per cent will only pay tax on dividends received at the rate of 25 per cent. Where such trustees elect to receive new shares, the same grossing up procedure as outlined above for individuals will apply. Thus, the trustees will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent. The trustees will then be liable to pay additional tax of 15 per cent of the grossed up amount of the cash equivalent.

        The capital gains tax position will be as outlined above for individuals.

UK resident corporate shareholders

        Where a United Kingdom resident corporate shareholder elects to receive new shares, such shares will not be treated as franked investment income for corporation tax purposes. Corporation tax will not be chargeable on the new shares issued. For the purposes of corporation tax on chargeable gains, no consideration will be treated as having been given for the new shares.

Gross pension funds

        Gross funds are not entitled to claim repayment of the tax credit attaching to any dividend paid on or after 2 July 1997. If a gross fund elects to receive new shares no tax credit will attach to the new shares and no repayment claim can be made in respect thereof. Therefore a gross fund will not be able to claim repayment of any tax in respect of the dividend whether it receives the dividend in cash or elects to receive new shares.

Cash Equivalent

        The cash equivalent is based on the cash amount of the dividend adjusted by any residual cash balance unless the market value of the new shares on the first day of dealing on the London Stock Exchange differs substantially from the amount of the actual dividend in cash. In this case the market value of the new shares will be taken as the cash equivalent. It is understood that the Inland Revenue interpret "substantially" as meaning a difference of 15 per cent or more.

Residual amounts

        Any cash balance carried forward will not be taxable until it becomes payable or is applied in subscribing for Extra Shares.

Charities

        Cash dividends received on shares held by qualifying charities carry an entitlement to a partial repayment from the Inland Revenue until 5 April 2004. No repayment will arise in respect of any scrip dividends received by charities.

ISAs and Personal Equity Plans

        Cash dividends received on shares held in an ISA or a Personal Equity Plan carry the entitlement to repayment of the tax credit attaching to the dividend until 5 April 2004. No repayment will arise in respect of any scrip dividend received.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the enclosed circular to shareholders dated 18 September 2003. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

This Form of Election should not be completed by shareholders wishing to receive the interim cash dividend for the six months ended 30 June 2003 on the whole of their holding of Shares. If you have sold or transferred any of your Shares in Prudential plc or you have purchased Shares which are not included in the number as shown in box (1) below prior to 20 August 2003, you should consult your stockbroker or independent financial adviser without delay for advice as to how to deal with this Form of Election.

THIS FORM IS NOT TRANSFERABLE.

All enquiries should be addressed to Lloyds TSB Registrars (Tel: 0870 241 3018).

Fully paid shares ("Extra Shares") instead of the interim dividend for the six months ended 30 June 2003

Name and address	Reference 1499/

FORM OF ELECTION

(1) Shares registered in your name at close of business on 22 August 2003.	(2) ONLY complete this box if you wish to receive a lesser number of Extra Shares than your maximum entitlement. Enter the number of your existing shares for which you elect to receive Extra Shares.	(3) Mark with an "X" to receive all future dividends in the form of Extra Shares.

TO RECEIVE THE SCRIP DIVIDEND ALTERNATIVE FOR THIS DIVIDEND, SIGN, DATE AND RETURN THIS FORM TO THE REGISTRAR BY 3.00 PM ON 10 OCTOBER 2003

Scrip Dividend Mandate

If you wish to receive, on a regular basis, the maximum possible allotment of Extra Shares in respect of all future offers of Extra Shares instead of cash dividends, place an "X" in box (3). You will receive such Extra Shares on the same terms and conditions as any future offer made to other shareholders. A standing mandate can only be made in respect of your entire holding and will remain valid until revoked in writing or you cease to be a shareholder.

To: The Directors of Prudential plc

I/We, the undersigned, being the registered holder(s) of shares in Prudential plc hereby give notice that I/we irrevocably elect to receive in respect of the number of shares indicated in box (2) (or if no number is indicated, in respect of my/our entire holding) instead of the interim dividend for the six months ended 30 June 2003 in cash, an allotment of Extra Shares, credited as fully paid, on the terms of the letter dated 18 September 2003 from the Chairman to shareholders and the Memorandum and Articles of Association of the Company, subject only to the admission of the Extra Shares to the Official List by the London Stock Exchange plc and the UK Listing Authority.

If so indicated in box (3) above, I/we also elect to receive an allotment of Extra Shares instead of cash in respect of subsequent dividends of the Company. This mandate is to apply in respect of my/our entire shareholding on the appropriate record date(s), on the same terms and conditions as any subsequent offer made to other shareholders, until revoked in writing by me/us.

I/We authorise you to send at my/our risk by first class post a definitive share certificate or other evidence of ownership in respect of any Extra Shares allotted to me/us.

Dated	2003
(1) Signature	(2) Signature
(3) Signature
(4) Signature
Address (if different from above) BLOCK CAPITALS PLEASE

ALL joint holders must sign. In the case of a corporation, this form should be executed under its common seal or be signed by a duly authorised representative, whose capacity should be stated.

Please note:

(i)
To be effective, this Form must be signed and dated and returned to Lloyds TSB Registrars so as to be received not later than 3.00pm on 10 October 2003.

(ii)
Forms received which are unsigned or not signed by all the shareholders will be invalid and the cash dividend will be paid on the whole holding.

(iii)
All enquiries relating to this Form should be addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA quoting the reference above (telephone 0870 241 3018).

Prudential plc,
Laurence Pountney Hill, London, EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

No'd Here

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the enclosed circular to shareholders dated 18 September 2003. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

This Form of Election should not be completed by shareholders wishing to receive the interim cash dividend for the six months ended 30 June 2003 on the whole of their holding of Shares. If you have sold or transferred any of your Shares in Prudential plc or you have purchased Shares which are not included in the number as shown in box (1) below prior to 20 August 2003, you should consult your stockbroker or independent financial adviser without delay for advice as to how to deal with this Form of Election.

THIS FORM IS NOT TRANSFERABLE.

All enquiries should be addressed to Lloyds TSB Registrars (Tel: 0870 241 3018).

Fully paid shares ("Extra Shares") instead of the interim dividend for the six months ended 30 June 2003

Name and address	Reference 1499/

FORM OF ELECTION

(1) Shares in which you are beneficially interested and registered in the name of the Trustee at close of business on 22 August 2003	(2) ONLY complete this box if you wish to receive a lesser number of Extra Shares than your maximum entitlement. Enter the number of your existing shares for which you elect to receive Extra Shares.	(3) Mark with an "X" to receive all future dividends in the form of Extra Shares.

TO RECEIVE THE SCRIP DIVIDEND ALTERNATIVE FOR THIS DIVIDEND, SIGN, DATE AND RETURN THIS FORM TO THE REGISTRAR BY 3.00 PM ON 10 OCTOBER 2003

Scrip Dividend Mandate

If you wish to receive, on a regular basis, the maximum possible allotment of Extra Shares in respect of all future offers of Extra Shares instead of cash dividends, place an "X" in box (3). You will receive such Extra Shares on the same terms and conditions as any future offer made to other shareholders. A standing mandate can only be made in respect of your entire holding and will remain valid until revoked in writing or you cease to be a shareholder.

To: The Directors of Prudential plc

I/We, the undersigned, hereby give notice that I/we irrevocably elect to receive in respect of the number of shares indicated in box (2) (or if no number is indicated, in respect of my/our entire holding) instead of the interim dividend for the six months ended 30 June 2003 in cash, an allotment of Extra Shares, credited as fully paid, on the terms of the letter dated 18 September 2003 from the Chairman to shareholders and the Memorandum and Articles of Association of the Company, subject only to the admission of the Extra Shares to the Official List by the London Stock Exchange plc and the UK Listing Authority.

If so indicated in box (3) above, I/we also elect to receive an allotment of Extra Shares instead of cash in respect of subsequent dividends of the Company. This mandate is to apply in respect of my/our entire shareholding on the appropriate record date(s), on the same terms and conditions as any subsequent offer made to other shareholders, until revoked in writing by me/us.

I/We authorise you to send at my/our risk by first class post a definitive share certificate or other evidence of ownership in respect of any Extra Shares allotted to me/us.

Dated	2003
(1) Signature	(2) Signature
(3) Signature
(4) Signature
Address (if different from above) BLOCK CAPITALS PLEASE

ALL joint holders must sign. In the case of a corporation, this form should be executed under its common seal or be signed by a duly authorised representative, whose capacity should be stated.

Please note:

(i)
To be effective, this Form must be signed and dated and returned to Lloyds TSB Registrars so as to be received not later than 3.00pm on 10 October 2003.

(ii)
Forms received which are unsigned or not signed by all the shareholders will be invalid and the cash dividend will be paid on the whole holding.

(iii)
All enquiries relating to this Form should be addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA quoting the reference above (telephone 0870 241 3018).

Prudential plc,
Laurence Pountney Hill, London, EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

No'd Here

If you would prefer to return this document in a plain envelope you should do so by addressing it as follows:

  Lloyds TSB Registrars
  Freepost (3019)
  Worthing
  West Sussex BN99 6DE

Third fold and tuck in edge
BUSINESS REPLY SERVICE Licence No. BR3019
Do not affix Postage Stamps if posted in Gt. Britain, Channel Islands, N. Ireland or the Isle of Man.

Lloyds TSB Registrars P.O. Box 699 WORTHING West Sussex BN99 6YY

1499
Second fold

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the enclosed circular to shareholders dated 18 September 2003. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred any of your Shares in Prudential plc or you have purchased Shares which are not included in the number as shown in box (1) below prior to 20 August 2003, you should consult your stockbroker or independent financial adviser without delay for advice as to how to deal with this Form.

THIS FORM IS NOT TRANSFERABLE.

All enquiries should be addressed to Lloyds TSB Registrars (Tel: 0870 241 3018).

Fully paid shares ("Extra Shares") instead of the interim dividend for the six months ended 30 June 2003

Name and address	Reference 1499/

MANDATE ADVICE AND FORM FOR CANCELLATION

(1) Shares registered in your name at
close of business on 22 August 2003

DO NOT RETURN THIS FORM UNLESS YOU WISH TO CANCEL YOUR SCRIP DIVIDEND MANDATE

In accordance with your scrip dividend mandate, you will receive the interim dividend of 5.3p per ordinary share for the six months ended 30 June 2003 in the form of Extra Shares, credited as fully paid, instead of cash. No fraction of a new ordinary share will be allotted. Any residual entitlement representing a fraction of a new ordinary share (after taking account of any residual cash entitlement brought forward) will be carried forward (without interest) and taken into account in determining your entitlement to new ordinary shares in respect of subsequent dividends or, in certain circumstances, paid to you.

If you wish to receive your maximum entitlement to Extra Shares, you need take no further action and your certificate for new ordinary shares or other evidence of title will be posted to you on 30 October 2003.

If you wish to cancel your scrip dividend mandate, you should sign the form below and return it to the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA so as to be received by 3.00pm on 10 October 2003.

For further details of the scrip dividend option and the scrip dividend mandate scheme, you are referred to the letter to shareholders from the Chairman dated 18 September 2003.

I hereby cancel my scrip dividend mandate

Signature
Dated	2003

Prudential plc,

Laurence Pountney Hill, London, EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

No'd Here

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the enclosed circular to shareholders dated 18 September 2003. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred any of your Shares in Prudential plc or you have purchased Shares which are not included in the number as shown in box (1) below prior to 20 August 2003, you should consult your stockbroker or independent financial adviser without delay for advice as to how to deal with this Form.

THIS FORM IS NOT TRANSFERABLE.

All enquiries should be addressed to Lloyds TSB Registrars (Tel: 0870 241 3018).

Fully paid shares ("Extra Shares") instead of the interim dividend for the six months ended 30 June 2003

Name and address	Reference 1499/

MANDATE ADVICE AND FORM FOR CANCELLATION

(1) Shares in which you are beneficially
interested and registered in the name of the
Trustee at close of business on 22 August 2003

DO NOT RETURN THIS FORM UNLESS YOU WISH TO CANCEL YOUR SCRIP DIVIDEND MANDATE

In accordance with your scrip dividend mandate, you will receive the interim dividend of 5.3p per ordinary share for the six months ended 30 June 2003 in the form of Extra Shares, credited as fully paid, instead of cash. No fraction of a new ordinary share will be allotted. Any residual entitlement representing a fraction of a new ordinary share (after taking account of any residual cash entitlement brought forward) will be carried forward (without interest) and taken into account in determining your entitlement to new ordinary shares in respect of subsequent dividends or, in certain circumstances, paid to you.

If you wish to receive your maximum entitlement to Extra Shares, you need take no further action and your certificate for new ordinary shares or other evidence of title will be posted to you on 30 October 2003.

If you wish to cancel your scrip dividend mandate, you should sign the form below and return it to the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA so as to be received by 3.00pm on 10 October 2003.

For further details of the scrip dividend option and the scrip dividend mandate scheme, you are referred to the letter to shareholders from the Chairman dated 18 September 2003.

I hereby cancel my scrip dividend mandate

Signature
Dated	2003

Prudential plc,

Laurence Pountney Hill, London, EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

No'd Here

If you would prefer to return this document in a plain envelope you should do so by addressing it as follows:

  Lloyds TSB Registrars
  Freepost (3019)
  Worthing
  West Sussex BN99 6DE

Third fold and tuck in edge
BUSINESS REPLY SERVICE Licence No. BR3019
Do not affix Postage Stamps if posted in Gt. Britain, Channel Islands, N. Ireland or the Isle of Man.

Lloyds TSB Registrars P.O. Box 699 WORTHING West Sussex BN99 6YY

1499
Second fold

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2003
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

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Interim dividend for the six months ended 30 June 2003 Offer of Extra Shares instead of cash to be paid on 31 October 2003
SIGNATURES